AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 17, 2004
                                                     REGISTRATION NO. 333-112125

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               FORM S-2/A (NO. 1)

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                     ENVIRONMENTAL SOLUTIONS WORLDWIDE, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

         FLORIDA                         3714                 98-0346454
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD      (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)      INDUSTRIAL CODE)    IDENTIFICATION NUMBER)

                                 132 PENN AVENUE
                           TELFORD, PENNSYLVANIA 18969
                                 (215) 721-2188
               (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              JOHN A. DONOHOE, JR.
 CHAIRMAN, CHIEF EXECUTIVE OFFICER, PRESIDENT AND ACTING CHIEF FINANCIAL OFFICER
                     ENVIRONMENTAL SOLUTIONS WORLDWIDE, INC.
                                 132 PENN AVENUE
                           TELFORD, PENNSYLVANIA 18969
                                 (215) 721-2188
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:

                             JOSEPH A. BARATTA, ESQ.
                               BARATTA & GOLDSTEIN
                                597 FIFTH AVENUE
                            NEW YORK, NEW YORK 10017
                             (212) 750-9700 (PHONE)
                              (212) 750-8297 (FAX)

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [X] .

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X] .

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of this Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE


TITLE OF SHARES TO    AMOUNT TO BE    PROPOSED MAXIMUM     PROPOSED MAXIMUM AGGREGATE      AMOUNT OF
   BE REGISTERED       REGISTERED      OFFERING PRICE            OFFERING PRICE         REGISTRATION FEE
                   (1) PER SHARE(2)

 Common Stock,        18,281,649            $ 0.49               $8,958,008.00              $ 724.70
 $.001 par value
 per share


(1) SHARES OF COMMON STOCK WHICH MAY BE OFFERED PURSUANT TO THIS REGISTRATION STATEMENT INCLUDE SHARES ISSUABLE UPON EXERCISE OF WARRANTS. IN ADDITION TO THE SHARES SET FORTH IN THE TABLE, THE AMOUNT TO BE REGISTERED INCLUDES AN INDETERMINATE NUMBER OF SHARES ISSUABLE UPON THE EXERCISE OF WARRANTS, AS SUCH NUMBER MAY BE ADJUSTED AS A RESULT OF STOCK SPLITS, STOCK DIVIDENDS AND SIMILAR TRANSACTIONS IN ACCORDANCE WITH RULE 416 UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

(2) ESTIMATED IN ACCORDANCE WITH RULE 457(C) FOR THE PURPOSE OF COMPUTING THE AMOUNT OF THE REGISTRATION FEE BASED ON THE AVERAGE OF THE BID AND ASK PRICE OF THE COMPANY'S COMMON STOCK ON THE OVER-THE-COUNTER BULLETIN BOARD ON JANUARY 16, 2004.

(3)      PREVIOUSLY PAID WITH ORIGINAL FILING ON JANUARY 22, 2004, FILE NO.
         333-112125


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 13, 2004

PROSPECTUS
                     ENVIRONMENTAL SOLUTIONS WORLDWIDE, INC.

                        18,281,649 Shares of Common Stock

     o This Prospectus relates to the resale of our common stock by the selling security holders of up to 18,281,649 shares of our common stock of which 13,157,763 shares of common stock have been previously issued; 750,000 shares of common stock that may be issued upon the exercise of 750,000 warrants previously issued to certain selling security holders with an exercise price of $0.17 per warrant; 4,373,886 shares of common stock that may be issued upon the exercise of 8,747,772 warrants previously issued to certain selling security holders with two (2) warrants exercisable at a cumulative exercise price of $0.30 for one share of common stock. (Odd warrant lots have been rounded up to the next highest even number).

     o We will not receive any proceeds from the sale of these shares as we previously received payment from selling stockholders when they purchased their shares and warrants from us. We may however receive proceeds from the exercise of warrants issued to the selling stockholders and those proceeds will be used for general corporate purposes.

     o Certain selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, in connection with their sales.

     o Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol "ESWW". The last reported sales price for our common stock on January 16, 2004 was $0.49 per share.

Each of the selling security holders may offer the shares from time to time and in any of several different ways, including:

     o    through brokers or other agents;

     o to underwriters or dealers on a "firm commitment" or "best efforts" basis;

     o directly to one or more purchasers; or by a combination of these methods of sale; and

     o    in any other lawful manner.

See "Plan of Distribution" for a further description of how generally selling security holders may dispose of the shares covered by this prospectus.

The selling security holders may sell their shares at whatever prices are current at the time of a sale or at other prices to which they agree.

                 THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 5.

We may amend or supplement this Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this Prospectus is February __, 2004

                                TABLE OF CONTENTS


                                                                       PAGE
WHERE YOU CAN FIND MORE INFORMATION                                       1
-------------------------------------
THE COMPANY                                                               2
-------------
THE OFFERING                                                              4
--------------

RISK FACTORS                                                              5
--------------
LEGAL PROCEEDINGS                                                        10
-------------------
USE OF PROCEEDS                                                          10
-----------------
DILUTION                                                                 11
----------
SELLING SECURITY HOLDER                                                  12
-------------------------
PLAN OF DISTRIBUTION                                                     16
----------------------
LEGAL MATTERS                                                            18
---------------
EXPERTS                                                                  18
---------
COMMISSION POSITION ON INDEMNIFICATION                                   18
----------------------------------------

                       WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http//www.sec.gov.

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below which we have previously filed with the SEC.

1.   The Company's Form 10-KSB for our fiscal year ended December 31, 2002.

2.   The Company's amended definitive Schedule 14A filed on May 2, 2003.

3. The Company's Quarterly Report filed on Form 10-QSB for the fiscal quarter ended March 31, 2003.

4.   The Company's Current Report on Form 8-K filed May 9, 2003.

5.   The Company's Current Report on Form 8-K filed June 6, 2003.

6.   The Company's Current Report on Form 8-K filed August 7, 2003.

7. The Company's Quarterly Report filed on Form 10-QSB for the fiscal quarter ended June 30, 2003.

8    The Company's Current Report on Form 8-K filed November 11, 2003.

9. The Company's Quarterly Report filed on Form 10-QSB for the fiscal quarter ended September 30, 2003.

10. The Company's Amended Quarterly Report filed on Form 10-QSB/A (No. 1) for the fiscal quarter ended September 30, 2003.

A copy of our above-mentioned 10-KSB is included with this prospectus. You may request another copy of the 10-KSB, at no cost, by writing or telephoning us at the following address:

                     Environmental Solutions Worldwide, Inc.
                                 132 Penn Avenue
                           Telford, Pennsylvania 18969
                         Attention: Assistant Secretary
                                  215-721-2188

You should rely only on information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information.

From time to time, information we provide or statements made by our directors, officers or employees may constitute "forward-looking" statements and are subject to numerous risks and uncertainties. Any statements made in this prospectus, including any statements incorporated herein by reference, that are not statements of historical fact are forward-looking statements (including, but not limited to, statements concerning the characteristics and growth of our market and customers, our objectives and plans for future operations and products and our liquidity and capital resources). Such forward-looking statements are based on current expectations subject to uncertainties and other factors which may involve known and unknown risks that could cause actual results of operations to differ materially from those projected or implied. Further, certain forward-looking statements are based upon assumptions about future events which may not prove to be accurate. Risks and uncertainties inherent in forward looking statements include, but are not limited to:

o our ability to obtain additional financing that will be necessary to fund our continuing operations;

o    fluctuations in our operating results;

o announcements of technological innovations or new products which we or our competitors make;

o Joint ventures and or relationships that we enter into or seek to enter into for purposes of development and sale of our products;

o certification of our products by various governmental agencies including but not limited to the Environmental Protection Agency (EPA) and the California Air Resources Board (CARB);

o cost and availability of raw materials, including precious metals necessary for the production of our products;

o    developments with respect to patents or proprietary rights;

o changes in environmental policy or regulations in the United States or abroad;

o changes in stock market analysts' recommendations regarding Environmental Solutions Worldwide, Inc.;

o other companies that produce catalytic converters and emissions products in general;

o    fluctuations in market demand for and supply of our products; and

o price and volume fluctuations in the stock market at large which do not relate to our operating performance.

For a further discussion of these and other significant factors to consider in connection with forward-looking statements, see the discussion in this Prospectus under the heading "RISK FACTORS".

                                   THE COMPANY

Environmental Solutions Worldwide, Inc. ("ESW"), was formed in 1987 in the State of Florida as BBC Stock Market, Inc. ("BBC") as a development stage enterprise. ESW did not engage in any significant business until January 1999 when it acquired all the issued and outstanding shares of BBL Technologies Inc., a private company based in Ontario, Canada ("BBL"). BBC subsequently changed its name to Environmental Solutions Worldwide, Inc. From 1999 to 2001, ESW was a development stage company based in Ontario Canada. In 2002, ESW relocated its executive offices and commenced manufacturing at its facility located at 132 Penn Avenue, Telford, Pennsylvania 18969. ESW's telephone number is (215) 721-2188.

ESW, through its wholly owned subsidiaries, is the assignee of Canadian and U.
S. patents and/or patent pending applications covering catalytic converter technology for automotive and non-automotive uses. ESW's subsidiaries also are the assignee of both Canadian and U. S. patents on spark plug/fuel injector technology for automotive use.

In 2001, ESW formed three wholly owned subsidiaries:

o ESW America, Inc. (a Delaware corporation) which manufactures environmental products and performs air testing and environmental certification services;

o ESW Canada, Inc. (an Ontario corporation) which sells and markets the Company's products and services; and

o ESW Technologies, Inc. (a Delaware corporation) which has been formed to own ESW's intellectual property and or rights to same.

We market the products using the trade names, Clean Cat (R), Enviro Cat (TM), Quiet Cat (TM), Pro Cat (TM) and Air SentineL (TM). These products are marketed for spark ignited and diesel engine emissions control, and range in sizes from utility applications to large industrial uses. Some of our products are presently being used by customers who have subsequently certified their engines using ESW catalysts. In addition to manufacturing of our own products, we have established relationships with outside catalytic converter assemblers and marketers that fabricate ready to install products that can incorporate ESW substrates. This has allowed ESW to concentrate on its core technological competency, which is in the development and manufacturing of catalyzed substrates. We anticipate that if we are successful in obtaining certifications of our products, either directly or through our customers, we will experience an increase in inquiries and orders. We further believe that if we increase our production efficiencies, that this will lead to increased sales of our products, provided our technology remains current and market conditions for our products and environmental laws and regulations remain favorable.

We initially sought to develop catalytic converter technologies based on the manufacture of catalytic converters with a reduced use of precious metals. Changes in environmental legislation and the progressive needs of the industry presented an opportunity for us to refocus our business plan. During late 2000 and early 2001, we acquired certain equipment and technology that helped us implement a new business model which focused on the production of traditional catalytic converter products containing proprietary substrates.

In early 2001, we launched our first commercial product, The Quiet Cat(TM), a product for small engine applications, which serves as a catalytic converter within the muffler unit. We believe we have developed commercially viable catalytic converter technologies for both diesel and gasoline products. Our Clean Cat(R) product line is utilized in diesel applications and our Enviro Cat(TM) product line is employed in gasoline applications. The market for our products include manufacturers of engines for automotive products and other manufacturers of equipment using internal combustion engines together with the replacement markets for these products. We also launched in the later part of 2001 our Air Sentinel(TM) product line targeted at the large-scale diesel engine market.

The combined technologies of our wire mesh substrate and wash coat, which contains precious metals, form the basis for our woven stainless steel mesh catalytic converter. This product can be produced in almost any size and shape. The wire mesh substrate creates a turbulent environment, which increases catalytic activity and serves as a filter of particulate matter, important in diesel emission control.

Our customers have applied our products to meet their own needs, and have, where appropriate, received certification by the Environmental Protection Agency
(EPA), the California Air Resources Board (CARB) and other authorities for products containing our products as a component. Customers have had their engines certified using our Clean Cat (R), Pro Cat (TM), Quiet Cat (TM) and Air Sentinel (TM) products. Our products are now being marketeD both domestically and internationally, including in China, India and Mexico. We offer, and are developing catalyst products which we believe will permit our customers to comply with environmental regulations now in effect and to become effective in the future.

Through our subsidiaries and affiliates we possess the rights to U.S. and Canadian patents and/or pending patent applications which combine spark plug and fuel injector technology. By combining the two devices to work together, it is believed that greater fuel efficiency and reduced toxic emissions can be achieved. However this has not been confirmed by production tests. We believe that a successfully developed product combining spark plug and fuel injector technology could be less expensive than separate individual devices.

The automotive/internal combustion engine marketplace is vast. The market includes automobiles, trucks, garden equipment, marine vehicles, specialty vehicles, stationary generators and large diesel equipment. Globally there is more than 65 million diesel and 475 million gasoline powered vehicles currently on the road with more than 10 million diesel and 30 million gasoline vehicles built worldwide annually. In North America alone there are more than 150,000 generators and standby generators that are powered by gas, diesel or alternative fuels. In addition to the Original Equipment Manufacturer (OEM) marketplace, many existing engines now require replacement converter components as their existing converters have either gone beyond their useful life, or due to more stringent regulations, require upgrade.

We have developed certain relationships with manufacturers of engines for both automotive and other markets. We have developed and employ a strategy whereby we sell products in two principal markets:

o direct to OEM producers such as automotive and industrial equipment manufacturers, and

o sales to the aftermarket or replacement equipment market through centralized distributors with existing distribution markets.

Prior to 2001, we were a development stage company. Since 2001, when we began selling our spark ignited and emission control products we have introduced:

o Clean Cat (R) is a catalytic converter designed to be utilized in diesel engines using ESW's proprietary diesel substrate. The Clean Cat (R) system is ESW's patented catalyst cleaning system.

o Particulate Reactor(TM) is our high efficiency diesel substrate designed to reduce particulate matter in diesel exhaust. It is also designed to reduce hydrocarbons, carbon monoxide and unpleasant odors.

o Quiet Cat(TM) is a combination of our catalyst substrates products with a muffler. These systems can be manufactured for diesel, gasoline and alternative fueled internal combustion engines.

o    Enviro Cat(TM) is our three-way gasoline catalytic converter.

o Pro Cat(TM) is a three-way catalytic converter specifically designed for internal combustion engine applications that use liquid propane gas or liquid natural gas.

o Air Sentinel(TM) is our heavy-duty industrial catalytic converter/silencer for stationary engines. The Air Sentinel(TM) can be used on diesel, propane, natural gas and diesel fuel.

                                  THE OFFERING

Common Stock outstanding as of            49,349,490 shares
February 12, 2004

Shares offered by selling security        18,281,649 shares of which 13,157,763
                                          are currently outstanding holders

Risk Factors                              The shares involve a high
                                          degree of risk. Investors should
                                          carefully consider the information
                                          set forth under "RISK FACTORS".

Use of Proceeds                           We will not receive any proceeds from
                                          the sale of the shares
                                          by the selling security holders. In
                                          the event any warrants are exercised,
                                          we will use the proceeds received from
                                          the same for general working capitol
                                          purposes.

Over-the-Counter Bulletin Board           ESWW
trading symbol

                                  RISK FACTORS

IF WE ARE UNABLE TO OBTAIN ADDITIONAL FUNDING, WE MAY HAVE TO SIGNIFICANTLY CURTAIL THE SCOPE OF OUR OPERATIONS AND ALTER OUR BUSINESS MODEL.

Management believes that profitable operations are essential for ESW to become viable. The present business plan contemplates profitable operations will be achieved in fiscal year 2004. However, our sales and revenues continue to be unpredictable. In the event that profitable operations are not achieved, our present financial resources should allow us to continue operations through at least mid 2004. Should we receive a large order (defined by management as one in which monthly production and deliveries would exceed $1 million), we believe that we would need to either negotiate extremely favorable payment terms providing for at least some advance payment or we will need to obtain either debt or equity financing to allow us to purchase sufficient raw materials and meet our working capital needs. If additional financing is required and not available when required or is not available on acceptable terms, we may be unable to continue our operations at current levels or satisfy the requirements necessary to fill a large order. We are engaged in seeking additional financing in a variety of venues and formats and we continue to impose actions designed to minimize our operating loses. We would consider strategic opportunities, including investment in us, a merger or other acceptable transactions, to sustain our operations. There can be no assurances that additional capital will be available to us on acceptable terms, or at all. If we are unable to obtain additional financing or to arrange a suitable strategic opportunity, our business may be placed in significant financial jeopardy.

OUR INDEPENDENT AUDITORS HAVE STATED THAT OUR RECURRING LOSSES FROM OPERATIONS AND OUR ACCUMULATED DEFICIT RAISE SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.


The report of our independent Certified Public Accounts dated February 28, 2003 for the December 31, 2002 consolidated financial statements contained an explanatory paragraph that states that our recurring losses from operations and accumulated deficit raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. We may need to raise more money to finance our operations. We may not be able to obtain additional financing on acceptable terms, or at all. Any failure to raise additional financing may place us in significant financial jeopardy.


WE HAVE INCURRED LOSSES IN THE PAST AND WE EXPECT TO INCUR LOSSES IN THE FUTURE.

We have incurred losses in each year since our inception. Our net loss for the fiscal year ended December 31, 2002 was $1,123,330 and our accumulated deficit as of December 31, 2002 was $9,069,871. As our sales and revenue continue to be unpredictable, we expect to experience additional periods with operating losses.

THE PRICE OF OUR SHARES MAY BE ADVERSELY AFFECTED BY THE PUBLIC SALE OF A SIGNIFICANT NUMBER OF THE SHARES ELIGIBLE FOR FUTURE SALE.

All but a very small number of the outstanding shares of our common stock are freely tradable. Of the 18,281,649 shares included in this registration, the 13,157,763 shares of common stock as issued, may under certain circumstances be eligible for resale pursuant to Rule 144. Additionally, 750,000 shares of common stock underlying certain warrants included in this registration contain a cashless exercise feature which may allow for resale of the 750,000 underlying shares pursuant to Rule 144. Sales of our common stock in the public market could materially adversely affect the market price of our common stock. Such sales may also inhibit our ability to obtain future equity or equity-related financing on acceptable terms. At our Annual Meeting of Stockholders on November 29, 2001, our stockholders approved an increase in the number of authorized shares of the common stock from 50,000,000 to 100,000,000. The issuance of additional shares could have a significant adverse effect on the trading price of our common stock.

WE HAVE PREVIOUSLY ISSUED CERTAIN WARRANTS THAT CONTAIN PRICE ADJUSTMENT PROTECTION THAT MAY HAVE AN ADVERSE EFFECT ON THE TRADING PRICE OF OUR COMMON STOCK.

         We have previously issued 9,497,772 warrants that if exercised would result in 5,123,886 shares of our common stock, which are included in this registration. These warrants have various price protections that allow for reduction in the exercise price in the event we undertake an offering with more favorable terms.

THE SALE OF MATERIAL AMOUNTS OF OUR COMMON STOCK TO FINANCE THE CONTINUING OPERATIONS OF THE COMPANY MAY SUBSTANTIALITY DILUTE OUR COMMON STOCK AND PLACE SIGNIFICANT DOWNWARD PRESSURE ON ITS TRADING PRICE.

Our continuing need to raise funds through the sale of equity will likely result in the issuance of a significant number of shares of common stock in relation to the number of shares currently outstanding. In the past, we have raised money through the sale of shares of our common stock at a discount to the current market price. These arrangements have taken various forms including Private Investments in Public Equities or "PIPE" transactions. The perceived risk of dilution may cause our existing stockholders and other holders to sell their shares of stock, which would contribute to a decrease in our stock price. In that regard, significant downward pressure on the trading price of our stock may also cause investors to engage in short sales, which would further contribute to significant downward pressure on the trading price of our stock.

                RISKS RELATED TO THE MARKET FOR OUR COMMON STOCK

THE PRICE OF OUR COMMON STOCK HAS BEEN HIGHLY VOLATILE.

Our common stock has traded as low as $0.08 per share and as high as $0.42 per share in the twelve (12) month ended December 31, 2002 and as high as $1.06 per share in our most recently completed fiscal year. Some of the factors leading to the volatility include:

o price and volume fluctuation in the stock market at large which did not relate to our operating performance;

o    fluctuation in our operating results;

o    concerns about our ability to finance our continuing operations;

o financing arrangements which may require the issuance of a significant number of shares in relation to the number shares of our common stock currently outstanding;

o announcements of agreements, technological innovations or new products which we or our competitors make;

o costs and availability of precious metals used in the production of our products; and

o    fluctuations in market demand and supply of our products.


OUR COMMON STOCK IS CURRENTLY TRADED ON THE OVER-THE-COUNTER-BULLETIN-BOARD AND AN INVESTOR'S ABILITY TO TRADE OUR COMMON STOCK MAY BE LIMITED BY TRADING VOLUME.

The trading volume in our common stock has been relatively limited. A consistently active trading market for our common stock may not continue on the Over-The-Counter-Bulletin-Board. The average daily trading volume in our common stock on the Over-The-Counter-Bulletin-Board or for the month ended September 30, 2003 was approximately 133,000 shares.

                          RISKS RELATED TO OUR BUSINESS

OUR QUARTERLY RESULTS MAY FLUCTUATE DUE TO CERTAIN REGULATORY, MARKETING AND COMPETITIVE FACTORS OVER WHICH WE HAVE LITTLE OR NO CONTROL.

 The factors listed below some of which we cannot control may cause our revenues and result of operations to fluctuate significantly:


o Actions taken by regulatory bodies relating to the certification of our products.

o The extent to which our "Clean Cat(R)" and "Quite Cat(TM)" catalytic converter products obtain market acceptance.

o    The timing and size of customer purchases.

o Customer concerns about the stability of our business which could cause them to seek alternatives to our product.

WE ARE CURRENTLY DEPENDENT ON A FEW MAJOR CUSTOMERS FOR A SIGNIFICANT PORTION OF OUR REVENUES.

While we began commercial sales of our products during the first quarter of fiscal 2001, we recorded sales from approximately 20 customers in fiscal 2002. Two of these customers accounted for 40% and 22%, respectively of our revenue in fiscal 2002. Three other customers each accounted for approximately 5%. We intend to establish long-term relationships with our customers and continue to expand our customer base. While we diligently seek to become less dependent on any one customer, it is likely that certain contractual relationships may result in one or more customers contributing to a significant portion of our revenue in any given year for the foreseeable future. The loss of one or more of these significant customers may result in a material adverse effect on our revenues and our ability to become profitable or our ability to continue our business operations.

WE RECENTLY ANNOUNCED AN EXCLUSIVE SUPPLY AND DISTRIBUTION AGREEMENT WITH FLEETGUARD EMISSION SOLUTIONS..

While we have recently announced that we have entered into exclusive marketing, supply and distribution agreements with Fleetguard Emissions Solutions, a wholly-owned subsidiary of Cummins Inc., whereby we will serve as the preferred supplier to Fleetguard Emissions Solutions for our particulate reactor for OEM and retrofit applications in North America, South America and Western European markets, Japan, Korea, Hong Kong, China, Taiwan, India and Australia. There can be no assurances regarding revenues to be derived from this relationship or that the exclusive preferred supplier agreement will have a beneficial effect on the development of our products and our business. Additionally, there can be no assurance that we will be able to satisfy any demand of Fleetguard Emissions Solutions for products under the agreements or that our products will meet required standards as set by Fleetguard in certain instances.

WE HAVE LIMITED EXPERIENCE SELLING AND MARKETING OUR PRODUCTS.

Although we have entered into exclusive marketing and distribution agreements with Fleetguard Emission Solutions, at the current time, we have limited marketing capability as compared with many of our competitors and we do not have a large sales, promotion and marketing budget as we are constrained by our lack of working capital and our ability to raise the necessary cash flow from our business operations to re-invest in our marketing programs. As a result of our limited marketing capabilities, we are forced to rely upon customer referrals, trade publications and a small sales force. Our competitors have direct advertising and sales promotion programs for their products as well as sales and marketing personnel that may have a competitive advantage over us in contacting prospective customers. Our position in the industry is considered minor in comparison to that of our competitors, and while we continue to develop and explore new marketing methods and techniques such as direct mail, trade show representation and programs directed toward foreign customers, our ability to compete at the present time is limited. Our success depends upon the ability to market, penetrate and expand markets and form alliances with third party international distributors. However, there can be no assurances that:

o    our direct selling efforts will be effective;

o    we will obtain an expanded degree of market acceptance;

o our exclusive marketing and distribution agreements with Fleetguard Emission Solutions will result in increased sale of our products; or

o we will be able to successfully form relationships with international distributors to market our products.

WE DEPEND UPON THE MARKETABILITY OF TWO PRIMARY PRODUCTS -CLEAN CAT(R) AND QUIET CAT.(TM)

Our Clean Cat(R) and Quiet Cat(TM) catalytic converters are our two primary products. We may have to cease operations if either of our primary products fails to achieve market acceptance and/or generates significant revenues. Additionally, the marketability of our products is dependent upon obtaining certifications as well as the effectiveness of the product in relation to various environmental regulations in the various jurisdictions we market and sell our products.

WE MAY NOT BE ABLE TO SUCCESSFULLY DEVELOP AND MARKET NEW PRODUCTS THAT WE PLAN TO INTRODUCE OR OBTAIN DIRECT OR INDIRECT CERTIFICATION APPROVALS WITH RESPECT TO OUR PRODUCTS.

We plan to develop other catalytic converter products and technologies. There are numerous developmental and certification issues that may preclude the introduction of these products into commercial sale. If we are unable to demonstrate the feasibility of these products or obtain certifications for our products from such agencies as the Environmental Protection Agency (EPA), the Mexico Department of Ecology, or the California Air Resources Board (CARB), we may have to abandon them or alter our business plan. Such modifications to our business plan will likely delay achievement of milestones related to revenue increases and achievement of profitability.

WE FACE CONSTANT CHANGES IN GOVERNMENTAL STANDARDS BY WHICH OUR PRODUCTS ARE EVALUATED.

We believe that due to the constant focus on the environment and clean air standards throughout the world, we will be required in the future to adhere to new and more stringent regulations both domestically and abroad as governmental agencies seek to improve standards required for certification of products intended to promote clean air. In the event our products fail to meet these ever changing standards, some or all of our products may become obsolete.

WE HAVE LIMITED EXPERIENCE IN MANUFACTURING OUR PRODUCTS AND LITTLE EXPERIENCE IN MANUFACTURING OUR PRODUCTS IN COMMERCIAL QUANTITIES.

We may encounter difficulties in ramping up our production of our current and any future products due to such reasons as:

o    lack of working capital necessary to gain market acceptance;

o    quality control and assurance;

o    raw material supplies;

o    shortages of qualified personnel;

o    equipment capable of producing large quantities; and

o    sufficient manufacturing space.

Any of the foregoing or other difficulties would effect our ability to meet increases in demand should our products gain market acceptance and reduce growth in our sales revenues.

WE FACE INTENSE COMPETITION AND RAPID TECHNOLOGICAL ADVANCES BY COMPETITORS.

Competition among companies that provide solutions for pollutant emissions from diesel, leaded and unleaded engines is intense. Several companies market products that compete directly with our products. Other companies offer products that potential customers may consider to be acceptable alternatives to our products and services. We face direct competition from companies with far greater financial, technological, manufacturing and personnel resources, including Corning, NGK and Emitec. Corning and NGK are the two major manufacturers of ceramic cores, which are integral components in current catalytic converter production, and Emitec is the major manufacturer of metal cores. We also face direct competition with companies like Engelhard and Johnson Matthey, who purchase their substrates from others, and do further processing with their own formulas and fabrication for direct sale to the market place. Newly developed products could be more effective and cost efficient than our current products or those we may develop in the future. Many of our current and potential future competitors have substantially more engineering, sales and marketing capabilities, substantially greater financial technological and personnel resources, and broader product lines than we do. We also face indirect competition in the form of alternative fuel consumption vehicles such as those using methanol, hydrogen, ethanol and electricity.

WE CLAIM CERTAIN PROPRIETARY RIGHTS IN CONNECTION WITH THE DESIGN AND MANUFACTURE OF OUR PRODUCTS.

The protections provided by patents and those sought by pending patents are important to our business, although we believe that no individual right is material to our business at the present time. Further, at the current time the patent and or pending patents which we rely upon are assigned from a current officer and director to us. We are in the process of insuring that all patents and pending applications are assigned unconditionally to us. There can be no assurance that these patents, combined with pending patent applications or existing or future trade secret protections that we seek will survive legal challenge, or provide meaningful levels of protection. Additionally, there can be no assurances when these patents or pending patents may be assigned to ESW directly. The Canadian patent only affords protection against the manufacture, use or sale of the patented technology within Canada. The US patent application for our diesel catalytic converter, Clean Cat(R) was filed on October 31, 2000 and has not been challenged as of this date. We do not presently have any worldwide patent protection nor do we have any immediate plans to file for protection in any foreign countries other than Canada. There can be no assurances that any patents we may have or have applied for or any agreements we have in place or enter into will protect our technology and or prevent competitors from employing the use of our design and production information.

ATTRACTION AND RETENTION OF KEY PERSONNEL.

Our future success depends in significant part on the continued services of key technical sales and senior management personnel. The loss of any of our executive officers or other key employees could have materially adverse effects on our business, results of operations and financial condition. Our success depends upon our continued ability to attract and attain highly qualified technical sales and managerial personnel. There can be no assurances that we can attract, assimilate or retain other highly qualified technical, sales and managerial personnel in the future.

WE ARE DEPENDANT UPON KEY SUPPLIERS FOR CERTAIN PRECIOUS METALS WHICH ARE A NECESSARY COMPONENT OF OUR PRODUCTS.

An element of the production process of our products includes certain raw materials including:

o    stainless steel;
o    steel tubing;
o    precious metals; and
o    components.

An extended interruption of the supply of precious metals necessary for the production of our products could have an adverse effect on us. Further, a substantial price increase of the raw materials that are components of our products could also have an adverse effect on our business. We currently rely on third party vendors to provide certain components of our products. We currently do not have any fixed commitments from suppliers to provide supplies.

WE DO NOT HAVE A SIGNIFICANT LEVEL OF PRODUCT LIABILITY INSURANCE DUE TO ITS HIGH COST.

We develop, market and sell catalytic converter products. Any failure of our products may result in a claim against us. Due to the high cost of product liability insurance, we do not maintain significant amounts of insurance to protect against claims associated with use of our product. Any claim against us, whether or not successful, may result in our expenditure of substantial funds and litigation. Further, any claims may require management's time and use of our resources and may have a materially adverse impact on us.

                     LEGAL PROCEEDINGS - REGULATORY MATTERS

WE HAVE RECENTLY SETTLED AN ACTION COMMENCED BY THE SECURITIES AND EXCHANGE COMMISSION FOR CERTAIN CLAIMED VIOLATIONS OF FEDERAL SECURITIES LAWS

We were initially contacted by the Securities and Exchange Commission ("SEC") and subsequently on November 29, 2000 our securities counsel, was notified by the staff of the SEC's Ft. Worth, Texas district office that it intended to recommend that an enforcement action be instituted against us. On March 7, 2001, the SEC's Ft. Worth, Texas district office, also notified Mr. Bengt Odner, a current director and our former chairman, that it also intended to recommend an enforcement action against him individually. Subsequently on August 8, 2002, the SEC filed a civil lawsuit in the United States District Court for the District of Columbia claiming that ESW, Mr. Odner and others purportedly associated both directly and/or indirectly with us allegedly violated certain anti-fraud, securities registration, periodic reporting, record keeping, beneficial ownership reporting, false statements to auditors and stock ownership disclosures provisions of federal securities laws from 1998 through 2000. The complaint sought injunctive relief against all defendants and fines and civil penalties from certain individual defendants. ESW and Mr. Odner entered into individual stipulations and consents that were confirmed by the United States District Court for the District of Columbia. Pursuant to the terms of the stipulation and consent, we are permanently enjoined from engaging in transactions, acts or practices which would constitute a violation of the securities laws. Any violation of the stipulation and consent will have an adverse effect on our business.

A PURPORTED CLAIM HAS BEEN FILED AGAINST US IN ONTARIO UNDER THE ONTARIO CLASS PROCEEDING ACT.

 We have been advised that a statement of claim has been filed in the Ontario Superior Court of Justice against us, a current director and others alleging that we and other parties released and disseminated false and misleading statements about our business from on or about March 1999 through March 2000. The complaint seeks damages of $100,000,000 and punitive damage of $20,000,000. We have not yet been served with the statement of claim. We believe the claims to be without merit. If served, we intend to contest the claims vigorously.

                                 USE OF PROCEEDS

We will not realize any proceeds from the sale of the common stock by the selling security holders; rather, the selling security holders will receive those proceeds directly. However, we may receive cash upon the exercise of warrants by selling security holders. We intend to use proceeds received from the exercise of the warrants, if any, for general working capital purposes including the development of new products and services.

                                    DILUTION

The issuance of further shares and the eligibility of issued shares for resale will dilute our common stock and may lower the price of our common stock. If you invest in our common stock, your interest will be diluted to the extent of the difference between the price per share you pay for the common stock and the pro forma as adjusted net tangible book value per share of our common stock at the time of sale. We calculate net tangible book value per share by calculating the total assets less intangible assets and total liabilities, and dividing it by the number of outstanding shares of common stock.

The net tangible book value (deficit) of our common stock as of September 30, 2003, was $802,737 or approximately $0.02 per share. Assuming that:

o September 30, 2003, if we had issued a total of 5,123,884 shares to selling security holders upon exercise of their warrants;

o then our pro forma net tangible book value as of September 30, 2003 would have been $2,242,401, or approximately $0.04 per share.

This represents an immediate increase in the net tangible book value (deficit) of approximately $0.02 per share to existing stockholders on September 30, 2003. This also represents an immediate dilution in net tangible book value of approximately $0.26 per share to all acquirers of common stock at $0.30 per share and $0.13 per share to all acquirers of common stock at $0.17 per share in this offering.

The actual dilution to you may be greater or less than in this example, depending on how many of the warrants outstanding have been exercised at the time of your investment.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

COMMON STOCK

We have 100,000,000 shares of common stock $.001 par value authorized. Each holder of common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, and, as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore.

In the event of a liquidation, dissolution or winding up of the company, holders of our common stock would be entitled to share ratably in all assets remaining after payment of liabilities and the satisfaction of any liquidation preference of any then outstanding series of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

As of February 12, 2004, there were approximately 49,349,490 shares of common stock outstanding held of record by approximately 190 stockholders. Included in the shares of common stock that are issued and outstanding are 13,157,763 shares of common stock that are currently outstanding and are subject to this registration statement.

REGISTRATION RIGHTS

We have agreed to use our best efforts to register the shares of common stock and shares of common stock underlying the warrants on behalf of the selling security holders.

UNITS

On October 10, 2002, we received an aggregate of $884,120 upon the initial closing of the unit private placement (the "Placement"). We sold units in accordance with Regulation D to accredited investors. Each unit is comprised of one share of our common stock, par value $.001 (the "Common Stock"); and one warrant that can be exercised for a period of three (3) years at an exercise price of $.15 per warrant (the "Warrant") to purchase one half (1/2) a share of Common Stock (collectively a "Unit"). Warrants can only be exercised in even lots. Of the $884,120, two of the executive officers and or directors of the Company, Mr. John A. Donohoe, Jr., the Company's Chairman, Chief Executive Officer and President and Mr. Bengt Odner a director of the Company converted certain loans including interest and advances, specifically $204,000 and $200,000 respectively made by them to the Company into a total of 2,376,470 Units as a part of the first closing. In the second traunch, completed on November 14, 2002, we received an aggregate of $356,000. Of this amount, Robert Marino, a director converted $35,000 due him into 205,882 units. Additionally, an employee owed $45,000 converted this amount into 264,705 Units. In March 2003, we completed the third and final traunch of the Unit Placement, whereby two existing shareholders paid $247,000 for an aggregate of 1,452,941 Units. Of this amount, the two shareholders converted a total of $47,000 advanced to the Company into Units.

WARRANTS

The Company issued warrants in connection with a unit private placement (the "Placement") under Regulation D of the Securities Act of 1933, as amended ("Regulation D") whereby accredited investors subscribed to units (the "Units") at a per Unit price of $0.17. Each Unit, in addition to being comprised of one share of the Company's common stock, is also comprised of one warrant that can be exercised for a period of three (3) years at an exercise price of $0.15 per warrant to purchase one half (1/2) a share of common stock. Warrants are exercisable only in even lots for an aggregate exercise price $.30 for one share of common stock. There are no fractional shares. For example, two (2) warrants can be exercised for an aggregate exercise price of $.30 for one (1) share of the Company's common stock. The warrants contain anti-dilution protection granted to the holders. Included in this registration statement are a total of 4,373,801 shares of common stock underlying 8,747,602 warrants issued as a part of the Company's units.

In October of 200 we conducted a private placement under Regulation D whereby we issued a total of 1,500,000 shares of Common Stock and 1,500,000 warrants with price adjustment protection and a cashless exercise feature. Included in this registration are 750,000 shares of our Common Stock and 750,000 shares of Commn Stock underlying 750,000 warrants with an exercise price of $0.17.

                            SELLING SECURITY HOLDERS

The number of shares set forth in the table for the selling security holders represents the number of shares of common stock to be offered by each selling security holder, assuming that all warrants are exercised. The actual exercise price of warrants is subject to adjustment (See Risk Factors). The actual number of shares of common stock offered in this prospectus, and included in the registration statement of which this prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable upon exercise of related warrants by reason of any stock split, stock dividend or similar transaction involving the common stock, in accordance with Rule 416 under the Securities Act of 1933, as amended.

The applicable percentage of ownership listed below is based on 49,349,490 shares of common stock outstanding as of February 12, 2004.



                                       COMMON STOCK
                                    BENEFICIALLY OWNED     COMMON STOCK TO     COMMON STOCK BENEFICIALLY OWNED
                                    PRIOR TO OFFERING         BE SOLD                 AFTER OFFERING*
        HOLDER                           NUMBER                NUMBER           NUMBER          PERCENT
        ------                           ------                ------           ------          -------
   Anthony C. Naso                      150,000(1)            150,000              -0-            -0-
   Arthur Sagoskin                      132,354(2)            132,354              -0-            -0-
   Barry Gross(3)                       380,882(4)            330,882           50,000            **
   Bengt Odner(5)                     2,164,705(6)          1,764,705          400,000            **
   Dennis J. Jaffe                      225,000(7)            225,000              -0-            -0-
   Duane Gulick(8)                    2,072,057(9)            397,057        1,675,000            3.7%
   Ernie Green                          225,000(10)           225,000              -0-            -0-
   Jack T. and Judith E. Pottle         220,587(11)           220,587              -0-            -0-
    Trust
   Jack T. and Judith E. Pottle         160,000(12)           160,000              -0-            -0-
    Trust
   James D. Patton                      150,000(13)           150,000              -0-            -0-
   John A. Donohoe, Jr.(14)           2,666,666(15)         1,800,000          866,666            1.8%
   Leon D. Black                        300,000(16)           300,000              -0-            -0-
   Leon D. Black 1997 Five Year       1,500,000(17)         1,500,000              -0-            -0-
    Trust
   Leon D. Black Trust UAD 11/30/92     851,471(18)           851,471              -0-            -0-
    FBO Alexander Black
   Leon D. Black Trust UAD 11/30/92     851,471(19)           851,471              -0-            -0-
    FBO Benjamin Black
   Leon D. Black Trust UAD 11/30/92     851,471(20)           851,471              -0-            -0-
    FBO Joshua Black
   Leon D. Black Trust UAD 11/30/92     851,471(21)           851,471              -0-            -0-
    FBO Victoria Black
   Linda and Robert Smith               450,000(22)           450,000              -0-            -0-
   Louis E. Edmondson                 2,397,059(23)         2,397,059              -0-            -0-
   Michael J. Doyle                     375,000(24)           375,000              -0-            -0-
   Michael R. Cowan                   1,032,354(25)         1,032,354              -0-            -0-
   Robert C. Fanch                    2,514,705(26)         2,514,705              -0-            -0-
   Robert Marino(27)                  1,594,323(28)           308,823        1,285,500            2.6%
   Sheldon Sakoskin                      88,236(29)            88,236              -0-            -0-
   William J. Sifer(30)                 404,000(31)           354,000           50,000           **

---------------
 * Assumes the exercise of all warrants and sale of all shares offered by the selling security holder.
** Assumes less than 1%

(1) Includes 100,000 shares of common stock subscribed to in the Company's unit private placement and 50,000 shares of common stock underlying 100,000 warrant shares. Each warrant is exercisable for 1/2 share of common stock at $0.15 per warrant share. Warrants are only exercisable in even lots (i.e. 2 warrants exercisable at $0.30 for 1 share of common stock.) Warrants are exercisable for a period of three years and expire October 2005.

(2) Includes 88,236 shares of common stock subscribed to in the Company's unit private placement and 44,118 shares of common stock underlying 88,236 warrant shares. Each warrant is exercisable for 1/2 share of common stock at $0.15 per warrant share. Warrants are only exercisable in even lots (i.e. 2 warrants exercisable at $0.30 for 1 share of common stock.) Warrants are exercisable for a period of three years and expire October 2005.

(3) Mr. Gross serves as a director of the Company. Mr. Gross participated in the Company's Unit Private Placement. The Company believes that the terms of Mr. Gross's subscription where fair and in the best interest of the Company.

(4) Includes 220,588 shares of common stock subscribed to in the Company's unit private placement and 110,294 shares of common stock underlying 220,588 warrant shares. Each warrant is exercisable for 1/2 share of common stock at $0.15 per warrant share. Warrants are only exercisable in even lots (i.e. 2 warrants exercisable at $0.30 for 1 share of common stock.) Warrants are exercisable for a period of three years and expire October 2005. Also includes 50,000 options to purchase 50,000 shares of common stock at $0.27 per share expiring April 14, 2013.



                                      -13-


(5) Mr. Odner serves as a director of the Company. Mr. Odner participated in the Company's Unit Private Placement. Mr. Odner's subscription involved a conversion of $200,000 in moneys due to Mr. Odner into units under the Company's unit private placement. The Company believes that the terms of Mr. Odner's subscription where fair and in the best interest of the Company.

(6) Includes 1,176,470 shares of common stock subscribed to in the Company's unit private placement and 588,238 shares of common stock underlying 1,176,470 warrant shares. Each warrant is exercisable for 1/2 share of common stock at $0.15 per warrant share. Warrants are only exercisable in even lots (i.e. 2 warrants exercisable at $0.30 for 1 share of common stock.) Warrants are exercisable for a period of three years and expire October 2005. Also includes 250,000 shares underlying stock options exercisable at $0.50 that expire April 18, 2004 and 100,000 shares underlying stock options exercisable at $0.50 that expire May 30, 2004. Also includes 50,000 options to purchase 50,000 shares of common stock at $0.27 expiring April 14, 2013.

(7) Includes 150,000 shares of common stock subscribed to in the Company's unit private placement and 75,000 shares of common stock underlying 150,000 warrant shares. Each warrant is exercisable for 1/2 share of common stock at $0.15 per warrant share. Warrants are only exercisable in even lots (i.e. 2 warrants exercisable at $0.30 for 1 share of common stock.) Warrants are exercisable for a period of three years and expire October 2005.

(8) Mr. Gulick is an employee of the Company. Mr. Gulick participated in the Company's Unit Private Placement. Mr. Gulick's subscription involved a conversion of $45,000 due to Mr. Gulick into units under the Company's unit private placement. The Company believes that the terms of Mr. Gulick's subscription where fair and in the best interest of the Company.

(9) Includes 264,705 shares of common stock subscribed to in the Company's unit private placement and 132,352 shares of common stock underlying 264,705 warrant shares. Each warrant is exercisable for 1/2 share of common stock at $0.15 per warrant share. Warrants are only exercisable in even lots (i.e. 2 warrants exercisable at $0.30 for 1 share of common stock.) Warrants are exercisable for a period of three years and expire November 2005. Also includes 1,675,000 shares of common stock.

(10) Includes 150,000 shares of common stock subscribed to in the Company's unit private placement and 75,000 shares of common stock underlying 150,000 warrant shares. Each warrant is exercisable for 1/2 share of common stock at $0.15 per warrant share. Warrants are only exercisable in even lots (i.e. 2 warrants exercisable at $0.30 for 1 share of common stock.) Warrants are exercisable for a period of three years and expire October 2005.

(11) Includes 147,058 shares of common stock subscribed to in the Company's unit private placement and 73,529 shares of common stock underlying 147,508 warrant shares. Each warrant is exercisable for 1/2 share of common stock at $0.15 per warrant share. Warrants are only exercisable in even lots (i.e. 2 warrants exercisable at $0.30 for 1 share of common stock.) Warrants are exercisable for a period of three years and expire March 2006.

(12) Shares subscribed to under the Company's 2001 private placement at $0.40 per share. Shares may be eligible for resale by selling security holder pursuant to Rule 144 of the Securities Act.

(13) Includes 100,000 shares of common stock subscribed to in the Company's unit private placement and 50,000 shares of common stock underlying 100,000 warrant shares. Each warrant is exercisable for 1/2 share of common stock at $0.15 per warrant share. Warrants are only exercisable in even lots (i.e. 2 warrants exercisable at $0.30 for 1 share of common stock.) Warrants are exercisable for a period of three years and expire October 2005.

(14) Mr. Donohoe serves as Chairman, CEO and President of the Company. Mr. Donohoe participated in the Company's Unit Private Placement. Mr. Donohoe's subscription involved a conversion of $204,000 in moneys due to Mr. Donohoe from the Company into units under the Company's unit private placement. The Company believes that the terms of Mr. Donohoe's subscription where fair and in the best interest of the Company.

(15) Includes 1,200,000 shares of common stock subscribed to in the Company's unit private placement and 600,000 shares of common stock underlying 1,200,000 warrant shares. Each warrant is exercisable for 1/2 share of common stock at $0.15 per warrant share. Warrants are only exercisable in even lots (i.e. 2 warrants exercisable at $0.30 for 1 share of common stock.) Warrants are exercisable for a period of three years and expire October 2005. Also includes 50,000 shares of common stock, 150,000 options to purchase 150,000 shares of common stock at $0.27 per expiring April 14, 2013. Further includes 666,666 options to purchase 666,666 shares of common stock at $0.66 per share expiring September 10, 2008.



                                      -14-


(16)Includes 150,000 shares of common stock and 150,000 shares of common stock underlying warrants issued October 10, 2000.

(17) Shares subscribed to under the Company's 2001 private placement. Shares may be eligible for resale by selling security holder pursuant to Rule 144 of the Securities Act.

(18) Includes 367,647 shares of common stock subscribed to in the Company's unit private placement and 183,824 shares of common stock underlying 367,647 warrant shares. Also includes 150,000 shares of common stock and 150,000 shares of common stock underlying warrants.

(19) Includes 367,647 shares of common stock subscribed to in the Company's unit private placement and 183,824 shares of common stock underlying 367,647 warrant shares. Also includes 150,000 shares of common stock and 150,000 shares of common stock underlying warrants.

(20) Includes 367,647 shares of common stock subscribed to in the Company's unit private placement and 183,824 shares of common stock underlying 367,647 warrant shares. Also includes 150,000 shares of common stock and 150,000 shares of common stock underlying warrants.

(21) Includes 367,647 shares of common stock subscribed to in the Company's unit private placement and 183,824 shares of common stock underlying 367,647 warrant shares. Also includes 150,000 shares of common stock and 150,000 shares of common stock underlying warrants.

(22) Includes 300,000 shares of common stock subscribed to in the Company's unit private placement and 150,000 shares of common stock underlying 300,000 warrant shares. Each warrant is exercisable for 1/2 share of common stock at $0.15 per warrant share. Warrants are only exercisable in even lots (i.e. 2 warrants exercisable at $0.30 for 1 share of common stock.) Warrants are exercisable for a period of three years and expire November 2005.

(23) Includes 764,706 shares of common stock subscribed to in the Company's unit private placement and 382,353 shares of common stock underlying 764,706 warrant shares. Each warrant is exercisable for 1/2 share of common stock at $0.15 per warrant share. Warrants are only exercisable in even lots (i.e. 2 warrants exercisable at $0.30 for 1 share of common stock.) Warrants are exercisable for a period of three years and expire March 2006. Also includes 1,250,000 shares of common stock subscribed to $0.40 per share in the Company's 2001 private placement.

(24) Includes 250,000 shares of common stock subscribed to in the Company's unit private placement and 125,000 shares of common stock underlying 250,000 warrant shares. Each warrant is exercisable for 1/2 share of common stock at $0.15 per warrant share. Warrants are only exercisable in even lots (i.e. 2 warrants exercisable at $0.30 for 1 share of common stock.) Warrants are exercisable for a period of three years and expire October 2005.

(25) Includes 688,236 shares of common stock subscribed to in the Company's unit private placement and 344,118 shares of common stock underlying 688,344 warrant shares. Each warrant is exercisable for 1/2 share of common stock at $0.15 per warrant share. Warrants are only exercisable in even lots (i.e. 2 warrants exercisable at $0.30 for 1 share of common stock.) Warrants are exercisable for a period of three years and expire March 2006. As a part of the subscription, Mr. Cowan agreed to convert $17,000 in moneys due him from the Company into units under the Company's private placement. Mr. Cowan is a former director of the Company. The Company believes that the terms of Mr. Cowan's subscription were fair and in the best interest of the Company.

(26) Includes 1,176,470 shares of common stock subscribed to in the Company's unit private placement and 588,235 shares of common stock underlying 1,176,470 warrant shares. Each warrant is exercisable for 1/2 share of common stock at $0.15 per warrant share. Warrants are only exercisable in even lots (i.e. 2 warrants exercisable at $0.30 for 1 share of common stock.) Warrants are exercisable for a period of three years and expire November 2005. Also includes 750,000 shares of common stock subscribed to $0.40 per share in the Company's 2001 private placement.



                                      -15-


(27) Mr. Marino serves as a director and vice president of finance of the Company. Mr. Marino participated in the Company's Unit Private Placement. Mr. Marino's subscription involved a conversion of $35,000 in moneys due to Mr. Marino from the Company into units under the Company's unit private placement. The Company believes that the terms of Mr. Marino's subscription where fair and in the best interest of the Company.

(28) Includes 205,882 shares of common stock subscribed to in the Company's unit private placement and 102,941 shares of common stock underlying 205,882 warrant shares. Each warrant is exercisable for 1/2 share of common stock at $0.15 per warrant share. Warrants are only exercisable in even lots (i.e. 2 warrants exercisable at $0.30 for 1 share of common stock.) Warrants are exercisable for a period of three years and expire November 2005. Also includes 150,000 options to purchase 150,000 shares of common stock at $0.27 per share expiring April 14, 2013. Further includes 1,135,500 shares of common stock.

(29) Includes 58,824 shares of common stock subscribed to in the Company's unit private placement and 29,412 shares of common stock underlying 58,824 warrant shares. Each warrant is exercisable for 1/2 share of common stock at $0.15 per warrant share. Warrants are only exercisable in even lots (i.e. 2 warrants exercisable at $0.30 for 1 share of common stock.) Warrants are exercisable for a period of three years and expire October 2005.

(30) Mr. Sifer serves as a director of the Company. Mr. Sifer participated in the Company's Unit Private Placement. The Company believes that the terms of Mr. Sifer's subscription where fair and in the best interest of the Company.

(31) Includes 236,000 shares of common stock subscribed to in the Company's unit private placement and 118,000 shares of common stock underlying 236,000 warrant shares. Each warrant is exercisable for 1/2 share of common stock at $0.15 per warrant share. Warrants are only exercisable in even lots (i.e. 2 warrants exercisable at $0.30 for 1 share of common stock.) Warrants are exercisable for a period of three years and expire October 2005. Also includes 50,000 options to purchase 50,000 shares of common stock at $0.27 per share expiring April 14, 2013.


                              PLAN OF DISTRIBUTION

ESW is registering the shares of common stock on behalf of the selling security holders. A selling security holder may sell its shares from time to time by any method permitted by the Securities Act of 1933. Each selling security holder will act independently of ESW in making decisions with respect to the timing, manner and size of each sale.

The shares of our common stock covered by this prospectus will be sold, if at all, by each of the selling security holders named above or their respective pledges, donees, transferees or other successors in interest and not by us.

Each selling security holder may sell the shares of common stock covered by this prospectus from time to time at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods including the following:

o in the over-the-counter market or on a national securities exchange (any of which may include crosses and block transactions);

o    in privately-negotiated transactions;

o through broker dealers, who may act as agents or principals, including through ordinary brokerage transactions and transactions in which broker solicits purchasers;

o in a block trade in which a broker-dealer will attempt to sell a block of shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o through one or more underwriters, dealers and agents, on a firm commitment or best effort basis, who may receive compensation in the form of underwriting discounts, concessions or omissions from a seller and/or the purchasers of the shares for whom they may act as agent;

o    through exchange distributions in accordance with applicable rules;

o    directly to one or more purchasers;

o    through agents;

o through option transactions, forward contracts, equity swaps or other derivative transactions relating to the securities;

o    through short sales of the securities;

o    in any combination of the above; and

o    in any other lawful manner.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by a selling security holder may arrange for other broker-dealers to participate in a resale.

As noted above, the shares may also be sold pursuant to Rule 144. The selling security holder shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if it deems the purchase price to be unsatisfactory at any particular time.

The selling security holders or their respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that the selling security holders will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling security holders cannot assure that all or any of the shares offered in this Prospectus will be issued to, or sold by, the selling security holders. The selling security holders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this Prospectus, may be deemed "underwriters" as that term is defined under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or the rules and regulations under such acts.

As noted above, the selling security holders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. The selling security holders have not entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If the selling security holders enter into such an agreement or agreements, the relevant details will be set forth in a supplement or revisions to this prospectus.

Each selling security holder and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, a selling security holder. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited form simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

We will not receive any of the proceeds from the sale of these shares of common stock, although we have paid the expenses of preparing this prospectus and the related registration.

We have agreed to indemnify each selling security holder, and its transferees or assignees, against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments a selling security holder and its respective pledgees, donees, transferees or other successors in interest, may be required to make in respect of such liabilities.

                                  LEGAL MATTERS

The validity of the issuance of the shares being offered hereby will be passed upon for us by Baratta & Goldstein, New York, New York.

                                     EXPERTS

The consolidated financial statements and schedule of Environmental Solutions Worldwide, Inc. and subsidiaries as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the reports of Goldstein and Morris, certified public accountants, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The reports of Goldstein and Morris covering the December 31, 2002, consolidated financial statements and consolidated financial statement schedule contain an explanatory paragraph that states that the Company's recurring losses from operations and accumulated deficit raise substantial doubts about the entity's ability to continue as a going concern. The consolidated financial statements and consolidated financial statement schedule do not include any adjustments that might result from the outcome of this uncertainty.

      COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


SEC registration fees                  $
                                             724.70

Legal fees and expenses                $     10,000.00*
Accountants' fees                      $      3,500.00*
Miscellaneous                          $      2,500.00*
                                       ------------------
Total                                  $    16,727.70*
                                       ==================
* Estimated

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

In accordance with the Florida Corporation Act (the "Act"), the Company's Articles of Incorporation (the "Articles") contain provisions which state that, to the fullest extent permitted by law, no director or officer shall be personally liable to the Company or its shareholders for damages for breach of any duty owned to the Corporation or its shareholders. The Company also has the power, by a by-law provision or a resolution of its stockholders or directors, to indemnify the officers and directors against any contingency or peril as may be determined to be in the Company's best interests and in connection therewith to secure policies of insurance.



ITEM 16.    EXHIBITS.

The exhibits filed as part of this Registration Statement are as follows:


         EXHIBIT NUMBER          DESCRIPTION

          3.1       Articles of Incorporation of the Company, as amended. (1)

          3.2       Articles of Incorporation of the Company, as amended

          3.3       Bylaws of the Company. (1)

          4.1       Warrant Certificate. (1)

          4.2       Warrant Certificate for 2002 Unit Private Placement

          5.1       Opinion of Baratta & Goldstein.

          10.1 Agreement dated January 29, 1999 by and between the shareholders of BBL Technologies, Inc. and the Company. (1)

          10.2 Consulting Agreement dated March 31, 19999 by and between May Davis Group and the Company. (1)

          10.3 Commission Agreement dated March 31, 1999 by and between May Davis Group and the Company. (1)

          10.4 Option Agreement dated June 21, 1999, between David Coates o/a Fifth Business and the Company. (1)

          10.5 Option Agreement dated June 21 1999 between Zoya Financial Corp. and the Company. (1)

          10.6      Consulting Agreement with Bruno Liber. (2)

          10.7      Office Lease. (2)

          10.8 Financial relations agreement with Continental Capital & Equity Corporation.

          10.9 Employment Agreement between the Registrant and John A. Donohoe, Jr. dated as of September 10, 2003. (4)

          10.10 Employment Agreement between the Registrant and Robert A. Marino. dated as of September 10, 2003. (4)

          10.11 Employment Agreement between the Registrant and David Johnson. dated as of September 10, 2003. (4)

          10.12     Subscription Agreement for 2001 Common Stock Placement. (5)

          10.13 Subscription Agreement for 2002 Unit Private Placement and related representation letters. (5)

          16.1      Letter from James E. Scheifley & Associates, P. C. (1)

          16.2      Letter from Daren, Martenfeld, Carr, Testa and Company LLP
                    (3)

          21.1      List of Subsidiaries. (1)

          23.1      Consent of Goldstein and Morris, Independent Auditors

          23.2      Consent of Baratta & Goldstein (included in opinion filed as
                    Exhibit 5.1)

(1) Incorporated herein by reference from the Registrant's Form 10 Registration Statement (SEC File No. 000-30392) filed with the Securities and Exchange Commission of November 18, 1999

(2) Incorporated herein by reference from the Registrant's 10-KSB filed with the Securities and Exchange Commission on April 16, 2001.

(3) Incorporated herein by reference from the Registrant's Form 8-K/A filed with the Securities and Exchange Commission on March 14, 2001.

(4) Incorporated herein by reference from the Registrant's Form 10-QSB/A filed with the Securities and Exchange Commission on November 26, 2003.

(5) Incorporated by reference from an exhibit filed with the Registrant's Registration Statement on Form S-2 (File No. 333-112125) filed on January 22, 2004.

ITEM 17.    UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

         1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement.

          (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

          (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

         2. That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         4. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         5. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that it is the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         6. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the last annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14-a or Rule 14c-3 under the Securities Exchange Act of 1934, as amended; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Environmental Solutions Worldwide, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Telford, State of Pennsylvania, on the 13th day of February, 2004.

Environmental Solutions Worldwide, Inc.


/S/ JOHN A. DONOHOE, JR.
------------------------
John A. Donohoe, Jr.
Chairman, CEO, President and
Acting Chief Financial Officer


                                POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints John A, Donohoe his or her true and lawful attorneys in fact and agents, with full power of substitution and re-substitution, for him or her and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to the Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-2 has been signed below by the following persons in the capacities and on the dates indicated:



SIGNATURES                            TITLE                          DATE

/S/ JOHN A. DONOHOE, JR.       Chairman, President, Chief      February 13, 2004
------------------------       Executive Officer and
John A. Donohoe, Jr.           Acting Chief Financial Officer


/S/ ROBERT R. MARINO           Vice President                  February 13, 2004
--------------------           and Director
Robert R. Marino


/S/ NITIN M. AMERSEY           Director                        February 11, 2004
--------------------
Nitin M. Amersey


/S/ BARRY L. GROSS             Director                        February 13, 2004
------------------
Barry L. Gross


/S/ DAVID J. JOHNSON           Director                        February 13, 2004
--------------------
David J. Johnson


/S/ BENGT G. ODNER             Director                        February 13, 2004
------------------
Bengt G. Odner


/S/ WILLIAM J. SIFER           Director                        February 13, 2004
--------------------
William J. Sifer


/S/ ARTHUR V. CONOVER, III     Controller                      February 13, 2004
--------------------------
Arthur V. Conover, III